FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-15214

TRANSALTA CORPORATION
(Translation of registrant’s name into English)

110 - 12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

EXPLANATORY NOTE

This Form 6-K/A is being furnished solely for the purposes of including two pages that had been inadvertently omitted within the annual integrated report for the year ended December 31, 2022 (the “Original Report”), which was originally furnished as an exhibit to the Form 6-K dated February 22, 2023, as well as the amended and restated annual integrated report filed on Form 6-K/A dated on February 23, 2022 (the “Amended and Restated Report”). Specifically, pages M11 and M12 of the Amended and Restated Report and the Original Report were omitted as a result of an unforeseen technological issue. The Amended and Restated Annual Report (“Second Amended and Restated Report”) attached to this Form 6-K/A has corrected for this omissions and now correctly includes pages M11 and M12 within the Management Discussion and Analysis of the Annual Integrated Report for the year-ended December 31, 2022. The Second Amended and Restated Annual Report attached to this Form 6-K/A as Exhibit 99.1 replaces the Amended and Restated Report and the Original Report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSALTA CORPORATION

/s/ Scott Jeffers
Scott Jeffers
Vice President and Corporate Secretary

Date: March 10, 2023

EXHIBIT INDEX

99.1	The Corporation’s 2022 Annual Integrated Report to Shareholders (as amended and restated), be and hereby is furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.